EXHIBIT 99.1

Almaden Announces Completion of Impact Assessments relating to the Ixtaca Project and Underlying Mineral Claim Area

VANCOUVER, British Columbia, May 01, 2023 (GLOBE NEWSWIRE) -- Almaden Minerals Ltd. (“Almaden” or “the Company”; TSX: AMM; NYSE American: AAU) is pleased to announce the completion of a social impact assessment relating to the potential impacts caused by the grant of the Company’s Ixtaca mineral claims (the “SIA”), and the completion of a human rights impact assessment that examines the potential impacts that could be caused if the Ixtaca project is developed in a manner consistent with the Ixtaca Feasibility Study first announced on December 11, 2018 (the “HRIA”).

The SIA

The SIA was completed by an independent and technically capable expert consulting group named Centro de Investigaciones Interculturales, Juridicas y Ambientales, S.C. (“CIIJA”), and, consistent with the 2022 ruling of Mexico’s Supreme Court of Justice (“SCJN” – see press release of July 4, 2022) and resolutions issued by the Inter-American Court of Human Rights, is focused on the identification and prediction of potential positive and negative human rights impacts that could be caused simply through the grant of the mineral titles. The SIA also proposes adequate mitigation and compensation measures for any human rights impacts identified through an ad hoc Social Action Plan. It considers the potential impacts on the rights of both indigenous and non-indigenous communities which physically overlap with the area of the mineral title applications.

The SIA concluded that there were no elements identified that would justify the cancellation of the concessions so long as the necessary social management measures were in place to avoid, mitigate or compensate for the potential negative impacts and amplify the positive ones.

The SIA was completed in the Fall of 2022 and submitted to Mexico’s Ministry of the Economy (“Economia”) in order to provide the Mexican State with a social impact study completed by an independent and technically capable entity and thus enable Economia to proceed with free prior and informed consultation of indigenous communities in fulfilment of its compliance with the February 2022 decision of the SCJN.

At the time of submission of the SIA, the Company also submitted modified claim applications requesting a significant reduction to the area of the mineral title applications. Neither the modified mineral claim applications nor the SIA were considered by Economia when it issued its submission to the Second District Court in Puebla State alleging the applications for mineral titles that were granted in 2003 and 2009 contain technical faults (see press releases of Feb. 22, 2023 and April 13, 2023).

The HRIA

The HRIA was commenced in 2021 (see press release of October 19, 2021) and represents a much more significant and holistic study than the SIA, as it aims to predict, identify, characterize, and assess the potential positive and negative impacts that the Ixtaca project could have during its lifespan on the human rights of both indigenous and non-indigenous communities located within its areas of influence and on other identified project stakeholders. In the event potential impacts are identified, the HRIA proposes strategies to amplify the positive and mitigate or compensate for the negative. The HRIA is not confined to the area of the mineral title applications and defines three areas of influence of the project: core, direct, and indirect.

The HRIA was also led by CIIJA, and to the Company’s knowledge, is the first time that an independent HRIA has been completed to the “Danish standard”1 for a mineral development project in Mexico. The Company believes that completion of an HRIA reflects best international standards and produces substantial long-term value for stakeholders as it is conducive to operational continuity, community integration with the project, and culturally pertinent sustainable development for all stakeholders. The Company expects that the HRIA would be an important consideration for Mexican authorities at the time of potential permitting of the Ixtaca project as currently envisaged, which the Company would likely proceed with subject to receipt of the required mineral titles.

This important exercise has involved extensive field work under the oversight of an independent Advisory Committee comprised of local community representatives and the following subject-matter experts:

Dr. S. James Anaya – Chair of Advisory Committee. Dr. Anaya is the former dean of the University of Colorado Law School. He is a graduate of the University of New Mexico (B.A., 1980) and Harvard Law School (J.D., 1983). He has taught and written extensively on international human rights and issues concerning indigenous peoples and has lectured in many countries throughout the world. Dr. Anaya served as the United Nations Special Rapporteur on the Rights of Indigenous Peoples from May 2008 to June 2014, where he participated in the drafting of the United Nations Declaration on the Rights of Indigenous Peoples.

Ms. Katya Puga – Ms. Puga holds a Bachelor's degree in Political Science from the Instituto Tecnológico y de Estudios Superiores of Monterrey (2006), and pursued an MPhil in Social Studies at the Universidad Nacional Autónoma of Mexico. She has served as the Under-Secretary for Planning and Environmental Policy at Mexico’s Ministry of the Environment (“SEMARNAT”) and Director of Social Impact and Surface Occupation at the Ministry of Energy. She has also gained significant experience at departments within the United Nations, most notably as Liaison with the UN program for development where she led projects around democratic dialogues and indigenous peoples rights.

Dr. María del Carmen Carmona - Dr. Carmona studied law at the Escuela Libre de Derecho in Mexico and later specialized in Natural Resources Law at the Universidad Iberoamericana, prior to receiving a Doctorate in Political Science from the Universidad Nacional Autónoma of Mexico in 1996. She is a full-time researcher at the prestigious Legal Research Institute at UNAM, as well as a Level II member of the National Research System. Her research focuses on Environmental Law, Natural Resource Law, Human Rights that are related to the right to a healthy environment, Water Law, regulatory status of underground water, Coastal Law, Indigenous Law and Energy Justice. She has served as Under Attorney General at SEMARNAT.

Dr. Sergio Puig. Dr. Puig studied law at the Instituto Technologico Autonomo de Mexico (LL.B., 2002) and received a doctoral degree (JSD) in International Economic Law from Stanford Law School in 2009. He is currently the Evo DeConcini Professor of Law and Director of the International Trade and Business Law Program at the University of Arizona, as well as the Co-Editor in Chief of the Journal of International Economic Law. Before joining the University of Arizona, Professor Puig was the teaching fellow of the Program in International Legal Studies (SPILS) at Stanford and served as a lecturer in law at Duke and Stanford Universities. Before entering academia, he practiced law in Mexico and the USA, and worked at the World Bank and International Centre for Settlement of Investment Disputes (ICSID).

The Advisory Committee was charged with ensuring the HRIA was conducted in an independent manner with a robust methodology, and also provided comments and proposed mitigation measures for the identified impacts.

In their final comments regarding the HRIA, the committee stated that the HRIA was:

“developed in accordance with sound procedures, based on international standards and good practices, as well as with professionalism, seriousness, and good faith.”

The committee also emphasized the Company’s need to continue to exercise due diligence to ensure that the human rights of individuals and communities that might be affected by the Ixtaca project are protected.

The HRIA itself involved hundreds of interactions with individuals and groups throughout the areas of influence of the Ixtaca project. It identified four core communities that would receive the majority of both positive and negative impacts of the project – Santa Maria Zotoltepec (pop. 478), Zacatepec (pop. 285), Ixtacamaxtitlan (pop. 515), and Loma Larga (pop. 83). The HRIA concludes that:

“the impacts identified, given the early stage of the Project, can be avoided or mitigated through actions that translate into plans and programs, which in turn will be aligned with the company's Human Rights Policy, which is very positive since it has the necessary time to design and implement them, and thus avoid their occurrence or reduce the magnitude of the impact so that compensation for violating human rights is not required.”

“In accordance with the above we can mention that the state of compliance and enjoyment of human rights in the region of influence is reasonably high, taking into account that in reality the formal or official data regarding compliance and enjoyment of human rights in the region are extremely limited due to the absence of specific sources and therefore generating or obtaining reliable data in this regard has been complicated because the available data are usually general and present situations rather limited to the interaction with authorities; However, no specific data was obtained from the surveys, workshops and interviews that demonstrate facts or acts directly attributable to the company developing the Project that violate the human rights of individuals and communities surrounding the Project, and even when impacts on the enjoyment of the aforementioned rights are foreseen or can be foreseen, it should be noted that as long as the mining company that will develop the Project both in its construction phase and in its operation phase is in compliance with applicable laws and regulations as well as in accordance with the standards and practices commonly accepted in the mining industry, the violation or non-compliance with human rights is a minor possibility that can be addressed and resolved in most cases in accordance with the internal plans and policies of the Project as mentioned in this document.”

Almaden takes seriously the conduct of human rights due diligence and the planning, development, and implementation of policies and procedures as and if the Ixtaca project advances. This includes the understanding that ongoing dialogue may lead to changes in mine design, as it has in the past during feasibility stage mine design (e.g. see press release, March 21st, 2018). In this respect, it is pleased to recall the community agreements signed recently with the Ejido of Santa Maria Zotoltepec, the Irrigation Group of Small Producers from Zacatepec A.C. (“IGSP”), and the United Ejidatarios for the Sustainable Development of Santa María Zotoltepec, A.C. These agreements provide a strong basis for ongoing dialogue and the delivery of shared benefits from the project. A short video providing an update on the irrigation reservoirs that the Company has helped to build with the IGSP is available here.

The Company confirms its interest in continuing to work with the indigenous community of Santa María Zotoltepec and other communities located within the areas of influence of the Ixtaca project to amplify its local net benefits which are a part of Almaden’s Social Action Plan. The foregoing is subject to the adequate completion of the indigenous consultation by Economia, as mandated by the SCJN in compliance with Mexico’s international human rights obligations.

The SIA, HRIA and related documents are available on the website of the Company’s Mexican subsidiary, Minera Gorrión. An executive summary of the HRIA is currently in the process of being translated to English.

  The “Danish Standard” for human rights impact assessments is available for review at https://www.humanrights.dk/tools/human-rights-impact-assessment-guidance-toolbox. This methodology is considered by many as the most advanced and holistic HRIA standard, as it assures the integration of human rights considerations into broader and more mainstream assessment processes.

About Almaden

Almaden Minerals Ltd. discovered the Ixtaca project in Puebla State, Mexico, in 2010. Almaden’s interest in the Ixtaca project is subject to a 2.0% NSR royalty held by Almadex Minerals Ltd. The Ixtaca deposit hosts a proven and probable reserve containing 1.38 million ounces of gold and 85.1 million ounces of silver (73.1 million tonnes grading 0.59 g/t Au and 36.3 g/t Ag). A report titled “Ixtaca Gold-Silver Project, Puebla State, Mexico NI 43-101 Technical Report on the Feasibility Study”, which was prepared in accordance with NI 43-101, is available under the Company’s profile on SEDAR and on the Company’s website.

On Behalf of the Board of Directors,

“J. Duane Poliquin”
J. Duane Poliquin
Chair
Almaden Minerals Ltd.

Safe Harbor Statement

Certain of the statements and information in this news release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian provincial securities laws. All statements, other than statements of historical fact, are forward-looking statements or information. Forward-looking statements or information in this news release relate to, among other things, completion of the HRIA, consideration of the modified mineral claim applications, the SIA and the HRIA by Economia and other Mexican authorities, ongoing work and agreement with affected communities under the Social Management Plan, completion of the indigenous consultation by Economia, as mandated by the SCJN and the potential operation of the Ixtaca project.

These forward-looking statements and information reflect the Company’s current views with respect to future events and are necessarily based upon a number of assumptions that, while considered reasonable by the Company, are inherently subject to significant legal, regulatory, business, operational and economic uncertainties and contingencies, and such uncertainty generally increases with longer-term forecasts and outlook. These assumptions include: stability and predictability in Mexico’s consultation process with indigenous communities and judicial decisions thereon; stability and predictability in Mexico’s mineral tenure, mining, environmental and agrarian laws and regulations, as well as their application and judicial decisions thereon; continued respect for the rule of law in Mexico; prices for gold, silver and base metals remaining as estimated; currency exchange rates remaining as estimated; availability of funds; capital, decommissioning and reclamation estimates; mineral reserve and resource estimates; prices for energy inputs, labour, materials, supplies and services (including transportation); no labour-related disruptions; all necessary permits, licenses and regulatory approvals being received in a timely manner; the ability to secure and maintain title and ownership to properties and the surface rights necessary for operations; community support in the Ixtaca Project; and the ability to comply with environmental, health and safety laws. The foregoing list of assumptions is not exhaustive.

The Company cautions the reader that forward-looking statements and information involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements or information contained in this news release. Such risks and other factors include, among others, risks related to: Mexico’s consultation process with indigenous communities and potential litigation in respect thereof; political risk in Mexico; crime and violence in Mexico; corruption; environmental risks, including environmental matters under Mexican laws and regulations; impact of environmental impact assessment requirements on the Company’s planned exploration and development activities on the Ixtaca Project; certainty of mineral title and the outcome of litigation; community relations; governmental regulations and the ability to obtain necessary licences and permits; risks related to mineral properties being subject to prior unregistered agreements, transfers or claims and other defects in title; changes in mining, environmental or agrarian laws and regulations and changes in the application of standards pursuant to existing laws and regulations which may increase costs of doing business and restrict operations; as well as those factors discussed the section entitled "Risk Factors" in Almaden's Annual Information Form and Almaden's latest Form 20-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although the Company has attempted to identify important factors that could affect the Company and may cause actual actions, events or results to differ materially from those described in forward-looking statements or information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that our forward-looking statements or information will prove to be accurate. Accordingly, readers should not place undue reliance on forward-looking statements or information. Except as required by law, the Company does not assume any obligation to release publicly any revisions to on forward-looking statements or information contained in this news release to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Contact Information:

Almaden Minerals Ltd.
Tel. 604.689.7644
Email: info@almadenminerals.com
http://www.almadenminerals.com/